Exhibit 5.1
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114
April 6, 2009
ConAgra Foods, Inc.
One ConAgra Drive
Omaha, Nebraska 68102-5001
Re:	$500,000,000 Aggregate Principal Amount of 5.875% Senior Notes due 2014 and $500,000,000 Aggregate Principal Amount of 7.000% Senior Notes due 2019 of ConAgra Foods, Inc. Offered through Underwriters
Ladies and Gentlemen:
     We are acting as counsel for ConAgra Foods, Inc., a Delaware corporation (the “Company”), in connection with the issuance and sale of $500,000,000 aggregate principal amount of 5.875% Senior Notes due 2014 and $500,000,000 aggregate principal amount of 7.00% Senior Notes due 2019 of the Company (collectively, the “Notes”), pursuant to the Underwriting Agreement, dated as of April 6, 2009 (the “Underwriting Agreement”), entered into by and among the Company and Banc of America Securities LLC and J.P. Morgan Securities Inc., acting as representatives of the several underwriters named therein (collectively, the “Underwriters”). The Notes will be issued pursuant to the Indenture, dated as of October 8, 1990 (as amended, supplemented or otherwise modified through the date hereof, the “Indenture”), between the Company and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A. and The Chase Manhattan Bank (National Association)), as trustee (the “Trustee”).
     In connection with the opinion expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of such opinion. Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, we are of the opinion that the Notes, when they are executed by the Company and authenticated by the Trustee in accordance with the Indenture and issued and delivered to the Underwriters against payment therefor in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company.

ConAgra Foods, Inc.
April 6, 2009

     For purposes of the opinion expressed herein, we have assumed that (i) the definitive terms of the Notes will be established in accordance with the provisions of the Indenture and (ii) the Trustee has authorized, executed and delivered the Indenture and the Indenture is the valid, binding and enforceable obligation of the Trustee.
     The opinion expressed herein is limited by bankruptcy, insolvency, reorganization, fraudulent transfer and fraudulent conveyance, voidable preference, moratorium or other similar laws and related regulations and judicial doctrines from time to time in effect relating to or affecting creditors’ rights generally, and by general equitable principles and public policy considerations, whether such principles and considerations are considered in a proceeding at law or at equity.
     The opinion expressed herein is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, including applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such law, in each case as currently in effect, and we express no opinion as to the effect of any other law of the State of Delaware or the laws of any other jurisdiction.
     We hereby consent to the filing of this opinion as Exhibit 5.1 to the Current Report on Form 8-K dated the date hereof filed by the Company and incorporated by reference into the Registration Statement on Form S-3, as amended (Registration No. 333-155665) (the “Registration Statement”), filed by the Company to effect the registration of the Notes under the Securities Act of 1933 (the "Act”) and to the reference to Jones Day under the caption “Legal Matters” in the prospectus constituting a part of such Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,
/s/ Jones Day